News Release	AMEX, TSX Symbol: NG

NovaGold Third Quarter Financial Results and Project Update

October 15, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced its financial and operating results for the three months ended August 31, 2007, along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will hold its quarterly conference call on Wednesday, October 17 at 11 am PST (2 pm EST). Participants can view the live webcast at www.novagold.net or dial toll-free 1-866-542-4236.

Highlights

•	Initiated testing of Rock Creek crushing circuit, production targeted for year end
•	Galore Creek construction progressing well
	-	107 kilometers of road cleared and 61 kilometers pioneered
	-	8 permanent and 17 temporary bridges installed
	-	53 meters of tunnel completed and snow canopy installed
•	NovaGold and Teck Cominco 50/50 partnership finalized
•	Galore Creek partnership supporting BC Government’s proposed 287-kV power line
•	$186 million of unrestricted cash and marketable securities at August 31, 2007

During an exciting time of rising metals prices and increased market recognition, NovaGold is pleased to provide an update on the company and its portfolio of world-class gold, silver and copper projects. With exceptional progress at Galore Creek and first production at Rock Creek targeted for year end, NovaGold continues to advance toward its goal of becoming a low-cost, mid-tier gold and copper producer.

Exploration programs at Galore Creek, Donlin Creek, Rock Creek, Ambler and NovaGold’s portfolio of early-stage projects are wrapping up. NovaGold will publish drill results as final assays and quality control checks become available, with plans to complete a resource update at Ambler by year end. We look forward to reporting on further progress on the Company’s projects during the coming months.

Development Projects Update

Rock Creek Gold Project, Alaska

NovaGold is preparing for full mill commissioning at its Rock Creek mine. Testing of the crushing circuit was initiated on October 1, the mill buildings are enclosed, all equipment is in place and crews continue to stockpile ore as they access waste rock for construction of roads and other facilities. First production is targeted for year end, following some minor delays due to staffing constraints (a challenge throughout the mining and construction industries) and unseasonably wet weather. NovaGold expects to achieve commercial production in Q1-2008, with annualized production estimated at 100,000 ounces.

NovaGold’s wetlands permit was challenged and subsequently upheld by the US District Court for the District of Alaska in June of this year. The plaintiffs filed an appeal with the United States Court of Appeals for the Ninth Circuit, which was heard on September 26. The decision is pending on the appeal and, if unfavourable to NovaGold, could negatively impact the project. NovaGold will release information about the ruling as soon as it becomes available.

NovaGold has completed a preliminary economic assessment of its Nome Gold project with the objective to evaluate the viability of restarting gold production from the historically famous Nome goldfields. The 2007 exploration program at the combined properties of the Nome Operations has completed almost 8,000 meters of drilling with the goal of expanding the mine life at Rock Creek and potentially increasing production of the overall Nome Operations by 25–50%.

Galore Creek Copper-Gold-Silver Project, British Columbia

Significant advancements were made at Galore Creek during the last quarter. The Teck Cominco partnership was finalized on August 1. Teck Cominco is funding the next approximately $537 million in construction costs, which is currently expected to cover costs until at least mid-2008. The Galore Creek Mining Corporation is fully functioning, with committees overseeing all aspects of current construction and future planning.

Road and bridge construction is progressing on schedule, the camps are completed and tunnel construction is well underway, with a target to complete 550 meters by year end. Other highlights from the last quarter include:

  Tahltan Nation elders performed camp blessing and naming ceremony, with participants from NovaGold and Teck Cominco
  Well-received analyst tour of the project in August
  110 kilometers of road cleared and 60 kilometers pioneered
  8 permanent and 17 temporary bridges installed
  53 meters of tunnel drilled and snow canopy installed
  More than 41 million pounds of equipment moved by helicopter
  Approximately 700 people working on the project

Camps will remain partially staffed all winter, with tunnel construction continuing throughout the winter. Limited road works throughout the winter will allow full construction to begin as early as possible in the spring.

On October 1, NovaGold announced that the Galore Creek partnership and the Company’s subsidiary, Coast Mountain Hydro, have entered into a support agreement with BC Hydro and BC Transmission Corporation on the proposed high-capacity 287-kV Northwest Transmission Line. The proposed line will deliver power from Terrace to Bob Quinn Lake, near the Galore Creek project. Under this agreement, the Galore Creek Mining Corporation would contribute approximately $158 million toward development of the 287 kV-line infrastructure. The high-capacity 287-kV Northwest Transmission Line would provide increased flexibility, power stability and capacity for the Galore Creek project at no additional cost.

The Galore Creek exploration team has completed almost 16,000 meters of drilling in 40 holes at the Galore Creek property, with two holes remaining in the 2007 program. Drilling was carried out at three primary locations: Copper Canyon, the Grace Claims and the Lower Butte Zone. Drilling at the Lower Butte Zone suggests potential for resource additions. At the Copper Canyon deposit, drilling focused on testing up-slope historical soil anomalies, testing higher-grade target discovered in 2006 and expanding on depth and lateral extensions of the current resource. As a result of the drilling at Copper Canyon and the Grace claims, NovaGold expects to complete the initial earn-in requirements to earn a 60% interest of both neighboring projects. Significant additional drilling has been completed to test the geotechnical characteristics of planned pit slopes, waste and tailings storage and water diversion facilities.

The Galore Creek Mining Corporation has engaged AMEC Americas Limited to prepare a feasibility study update for the project, with results targeted for completion in the first half of 2008.

Donlin Creek Gold Project, Alaska

As current manager of the Donlin Creek project, Barrick Gold Corporation has completed almost 60,000 meters of the planned 70,000 meters of drilling targeted for completion this year. As of August 31, US$67 million of the US$87 million budgeted for the project in 2007 had been incurred. NovaGold will release an updated resource estimate once all assays have been received. Barrick has been completing significant engineering studies on the project toward completion of an initial feasibility study for the project, which would be the basis for converting the Measured and Indicated resources to Proven and Probable Reserves. Barrick also plans to complete the work necessary to submit a draft Environmental Impact document next year to start the environmental assessment process.

NovaGold continues to believe that Barrick cannot meet the back-in requirements to earn an additional 40% interest in the Donlin Creek project. By November 13, 2007, Barrick must complete a final, bankable feasibility study and make a Board decision to construct a mine producing not less than 600,000 ounces of gold annually. NovaGold believes Barrick cannot deliver a meaningful construction decision, plan or budget without completing the environmental assessment process.

Ambler Copper-Zinc-Silver-Gold Project, Alaska

NovaGold has completed a 3,000 meter drill program at the Ambler project, which is in joint venture with Rio Tinto. NovaGold plans to complete a National Instrument 43-101 compliant resource update and has engaged SRK Consulting (US) Inc. to complete a preliminary economic assessment of the project, the results of which should be received by year end.

Results of Operations

For the three months ended August 31, 2007, the Company reported a loss of $4.2 million (or $0.04 per share) compared to a loss of $2.6 million (or $0.03 per share) for the corresponding period in 2006. Higher losses are due to the comparative period including a $3.5 million future income tax recovery compared with a $1.2 million future income tax recovery in the current period. The improvement in financial results before tax is primarily due to professional fees during the quarter ended August 31, 2006 relating to costs of responding to an unsolicited takeover bid.

For the nine-month period ended August 31, 2007, the Company had losses of $12.2 million (or $0.13 per share) compared to losses of $11.1 million (or $0.14 per share) for the corresponding period in 2006. For the nine months ended August 31, 2007, total expenses and other items increased by $3.3 million, including a $0.9 million increase in general and administrative expenditures, a $1.5million increase in salaries, a $1.0 million increase in corporate development and communication costs, $0.7 million of exploration costs and a $4.0 million increase in foreign exchange loss, offset by a $1.9 million decrease in professional fees and a $2.8 million decrease in stock-based compensation. The Company also realized a $4.2 million gain on the sale of its investment in Pioneer Metals Corporation and a $0.5 million decrease in future income tax recovery.

Revenues for the three-month period ended August 31, 2007 were $2.2 million compared to $2.5 million in the corresponding period in 2006. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues for the quarter relates mainly to less interest income realized relating to cash balances invested during the quarter, and the timing of financings and expenditures.

Revenues for the nine-month period ended August 31, 2007 were $5.3 million compared to $6.2 million for the comparable period in 2006. Revenues decreased in the nine-month period in 2007 due to a $0.4 million decrease in land sales and a $0.45 million decrease in interest income recorded due to the timing of the completion of the equity offering in April 2007, whereas the prior period equity offering was completed in February 2006.

Expenses for the three months ended August 31, 2007 were $7.6 million compared to $8.6 million for the same period in 2006. During the quarter, the Company recorded a foreign exchange loss of $1.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar cash balances compared to a foreign exchange gain of $0.6 million for the same period in 2006. The Company recorded $1.2 million for stock-based compensation during the same period in 2007 and 2006. Salaries expense increased to $1.6 million in 2007 compared to $1.1 million in 2006. The increase is due to expansion of staff to support an overall increase in business activities. Professional fees decreased to $1.8 million in 2007 from $5.4 million in 2006 due to payments made in 2006 related to the takeover defense. The Company also recorded generative exploration expenditures of $0.4 million with no comparative figure in the prior year.

Expenses for the nine months ended August 31, 2007 were $22.1 million compared to $18.8 million in the corresponding period in 2006. For the nine-month period, general and administrative expenses, corporate development and professional fees decreased by $0.1 million and salaries increased by $1.5 million over the same period in 2006. The Company also expended $0.7 million on generative exploration activities with no comparable figure in the prior year. The overall increases are primarily due to the Company’s growth and increased activity. The Canadian dollar’s strengthening in the nine-

month period ended August 31, 2007 resulted in a $4.0 million increase in the foreign exchange loss recorded during this period compared to the same period in 2006.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the three-month period ended August 31, 2007, the Company recorded a net gain of $7,000 from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net gain of $184,000 for the same period in 2006. For the nine-month period ended August 31, 2007, the Company recorded a net loss of $394,000 compared to a net gain of $348,000 recorded in the comparative period in 2006.

At August 31, 2007, the Company had an unrecorded gain of $12.8 million in its Alexco holdings.

Outlook

At August 31, 2007, the Company had cash and cash equivalents of $126.7 million and marketable securities available for sale with a quoted market value of $58.8 million. In July 2007, the Company reassessed the total capital costs for Rock Creek at US$120 million and at August 31, 2007 approximately US$30 million remained to be incurred. Poor weather conditions and lack of available manpower for the contractors (an ongoing problem in the construction sector) have continued to be a problem at Rock Creek and costs may increase as a result of this. The Company currently expects to commence commercial production in the first quarter of 2008. Mine operating crews are developing the open pit and stockpiling ore encountered while accessing the waste rock being used for construction of the tailings facility, roads and other facilities. Construction crews have enclosed the mill building and installed all of the processing equipment and NovaGold has begun testing of the processing circuits, focusing initially on the crushing system.

At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 conducting 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work and feasibility and engineering work. As of August 31, 2007, US$67 million of the budget had been incurred.

Construction is underway at the Galore Creek project to build a mine on the property anticipated to have a nominal throughput of 65,000 tonnes per day subject to potential increases as discussed below and expected, when in operation, to produce on average 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually during the first five years of production.

Galore Creek Mining Corporation has engaged AMEC to prepare an updated feasibility study to, amongst other things, support the project financing of Galore Creek. The updated feasibility study is expected to result in significant increases to capital costs resulting from, among other things, the inclusion of additional power line costs in connection with the higher-capacity line described below, and escalating local and worldwide construction costs; further optimization of the project, including potential modifications to grind size and the significant strengthening of the Canadian dollar against the U.S. dollar. Capital cost increases are expected to be partially offset by improvements in operating costs. The updated feasibility study is targeted to be complete in the first half of 2008, but revised costs for the project may be available earlier than that.

The Galore Creek partnership and the Company’s subsidiary, Coast Mountain Hydro, have entered into a support agreement with certain BC Crown Corporations on a proposed high-capacity 287-kV Northwest Transmission Line. The proposed line will deliver power from Terrace to Bob Quinn Lake, near the Galore Creek project. The BC government has estimated the total cost at $400 million and the partnership would be expected to pay approximately $158 million of that amount, with partial reimbursement to the partnership by Coast Mountain Hydro when, and if, the Company’s Forrest Kerr run-of-river hydroelectric project near Bob Quinn is constructed.

As of October 12, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash. Teck Cominco’s funding of construction costs for Galore Creek is currently expected to cover costs until at least mid-2008.

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Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation with Pioneer Metals Corporation concerning the Galore Creek property and the Grace claims; disputes and litigation with Barrick Gold Corporation concerning ownership and management of the Donlin Creek project; litigation at Rock Creek concerning permits; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek, Rock Creek and other projects; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Contacts

Don MacDonald, CA
Senior Vice President & CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227